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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C 20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                                (Amendment No. __4__)*


                                 Barnes Group Inc.
          -----------------------------------------------------------------
                                   (Name of Issuer)

                                     Common
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                        06780610
                          ----------------------------------
                                    (CUSIP Number)



     Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








     SEC 1745 (2/92)              Page 1 of 9 pages
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     CUSIP No. 06780610                  13G                   Page 2 of 9 Pages


      1       NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Mitchell Hutchins Asset Management Inc.
                      IRS ID No.:  13-2895752


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                     Joint filing
                                                                 (b) /__/
      3       SEC USE ONLY


      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Delaware

                      5        SOLE VOTING POWER

      NUMBER OF                        None

       SHARES         6        SHARED VOTING POWER

     BENEFICIALLY                      146,500

       OWNED BY       7        SOLE DISPOSITIVE POWER

        EACH                           None

      REPORTING       8        SHARED DISPOSITIVE POWER

       PERSON                          146,500

        WITH


      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              146,500 (Not to be construed as an admission of Beneficial ownership)

     10       CHECK  BOX IF  THE AGGREGATE  AMOUNT IN  ROW (9)  EXCLUDES CERTAIN
              SHARES*


     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                         2.23

     12       TYPE OF REPORTING PERSON*

                                       CO, BD, IA


     SEC 1745 (2/92)              Page 2 of 9 pages
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     CUSIP No. 06780610                  13G                   Page 3 of 9 Pages


      1       NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Mitchell Hutchins Asset Management Inc.
                      IRS ID No.:  13-3180862


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /__/
                                     Joint filing
                                                                 (b) /__/
      3       SEC USE ONLY


      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                       Delaware

                      5        SOLE VOTING POWER

      NUMBER OF                        None

       SHARES         6        SHARED VOTING POWER

     BENEFICIALLY                      146,500

       OWNED BY       7        SOLE DISPOSITIVE POWER

        EACH                           None

      REPORTING       8        SHARED DISPOSITIVE POWER

       PERSON                          146,500

        WITH


      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              146,500 (Not to be construed as an admission of Beneficial ownership)

     10       CHECK  BOX IF  THE AGGREGATE  AMOUNT IN  ROW (9)  EXCLUDES CERTAIN
              SHARES*

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                         2.23

     12       TYPE OF REPORTING PERSON*

                                       CO, IA



     SEC 1745 (2/92)              Page 3 of 9 pages
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     CUSIP No. 06780610                  13G                   Page 4 of 9 Pages


     Item 1.
              (a)     Name of Issuer

                               Barnes Group Inc.


              (b)     Address of Issuer's Principal Executive
                      Offices

                               123 Main Street
                               Bristol, CT  06010

     Item 2.

              (a)     Name of Person Filing

                               Mitchell Hutchins Asset Management Inc.


              (b)     Address  of   Principal  Business  Office  or,   if  none,
                      Residence

                               1285 Avenue of the Americas
                               New York, NY  10019

              (c)     Citizenship

                               Delaware

              (d)     Title of Class of Securities

                               Common

              (e)     CUSIP Number

                               06780610

     Item 3.  If  this  statement  is   filed  pursuant  to  Rule  13d-1(b),  or
              13d-2(b), check whether the person filing is a:

              (a) /X/ Broker or Dealer registered under Section 15 of the Act

              (b) /_/ Bank as defined in section 3(a)(6) of the Act

              (c) /_/ Insurance Company  as defined in  section 3(a)(19) of  the act

              (d) /_/ Investment  Company  registered under  section  8  of  the
                      Investment Company Act

              (e) /X/ Investment Adviser  registered under  section  203 of  the
                      Investment Advisers Act of 1940



     SEC 1745 (2/92)              Page 4 of 9 pages
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     CUSIP No. 06780610                  13G                   Page 5 of 9 Pages


              (f) /_/ Employee Benefit  Plan, Pension Fund  which is subject  to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

              (g) /X/ Parent    Holding    Company,    in    accordance     with
                      240.13d-l(b)(ii)(G) (Note: See Item 7)

              (h) /_/ Group, in accordance with 240.13d-1(b)(1)(ii)(H)

     Item 4.  Ownership

              Mitchell  Hutchins Asset  Management  Inc. ("MHAM")  and  Mitchell
              Hutchins Institutional Investors Inc. ("MHII") each disclaim direct beneficial ownership of the securities of Barnes Group Inc. reported herein, and the filing of this Schedule 13G shall not be construed as an admission that these companies are the beneficial owners of any Barnes Group Inc. securities.

              (a)     Amount Beneficially Owned

                      See line item (9) of the cover pages.

              (b)     Percent of Class

                      See line item (11) of the cover pages.

              (c)     Number of shares as to which such person has:

                      (i)      Sole Power to vote or to direct the vote:

                               See line item (5) of the cover pages.

                      (ii)     Shared Power to vote or to direct the vote:

                               See line item (6) of the cover pages.

                      (iii)    Sole  Power   to   dispose  or   to  direct   the
                               disposition of:

                               See line item (7) of the cover pages.

                      (iv)     Shared   Power  to  dispose  or   to  direct  the
                               disposition of:

                               See line item (8) of the cover pages.

     Item 5. Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).



     SEC 1745 (2/92)              Page 5 of 9 pages
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     CUSIP No. 06780610                  13G                   Page 6 of 9 Pages


     Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Various persons have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of securities reported herein.

     Item 7.  Identification   and  Classification   of  the   Subsidiary  Which
              Acquired the Security Being Reported on By the Parent Holding Company

              See Exhibit A.

     Item 8.  Identification and Classification of Members of the Group


              N/A

     Item 9.  Notice of Dissolution of Group


              N/A

     Item 10. Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


              Signature:

              After reasonable  inquiry and  to  the best  of my  knowledge  and
              belief,  I   certify  that  the  information  set  forth  in  this
              statement is true, complete and correct.


     Date: February 13, 1996                        /s/ Michael Katz         *
                                                    ---------------------------
                                                    Michael Katz
                                                    Chief Financial Officer
                                                    & Senior Vice President



     -------------------------
     * Signature affixed by Hiam Arfa pursuant to a power of attorney dated February 9, 1996 and incorporated by reference from
              Schedule 13G filed with the Securities and Exchange Commission by Mitchell Hutchins Asset Management Inc. et al. on February 13,1 996 with respect to Flowers Industries, Inc.

     SEC 1745 (2/92)              Page 6 of 9 pages
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     CUSIP No. 06780610                  13G                   Page 7 of 9 Pages


                              EXHIBIT A TO SCHEDULE 13G

                      ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES


     Mitchell Hutchins Institutional Investors Inc. ( MHII ) is a wholly-owned subsidiary of Mitchell Hutchins Asset Management Inc. ( MHAM ). MHAM is a parent holding company as that term is defined by Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934 (the Act ). MHAM is a broker-dealer registered under Section 15 of the Act. MHAM and MHII are investment advisers registered under section 203 of the Investment Advisers Act of 1940.

              MHAM and MHII are Delaware corporations whose business address is as follows:

                      1285 Avenue of the Americas
                      New York, NY  10019

              The companies filing this joint Schedule 13G report beneficial ownership of the Common Stock of Barnes Group Inc. in the following amounts:


                                                 Shares Owned
                                                   Directly           Shares
                                                  or through       Beneficially
                     Company                   Managed Accounts       Owned
                     -------                   ----------------       -----
      1.       Mitchell Hutchins                   146,500           146,500
               Institutional Investors Inc.
      2.       Mitchell Hutchins Asset               None            146,500
               Management Inc.


















     SEC 1745 (2/92)              Page 7 of 9 pages
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     CUSIP No. 06780610                  13G                   Page 8 of 9 Pages


                                JOINT FILING AGREEMENT
                                ----------------------


              Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on such person s behalf, pursuant to section 13(d) and (g) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.


     Dated:  February 13, 1996



     Mitchell Hutchins Asset Management Inc.    Mitchell Hutchins Institutional
                                                Investors Inc.

     By:  /s/Michael Katz      *                By:  /s/Michael Katz      *
          ----------------------                     ----------------------
          Michael Katz                               Michael Katz
          Chief Financial Officer                    Chief Financial Officer
          & Senior Vice President                    & Senior Vice President























     ------------------------
     * Signature affixed by Hiam Arfa pursuant to a power of attorney dated February 9, 1996 and incorporated by reference from
              Schedule 13G filed with the Securities and Exchange Commission by Mitchell Hutchins Asset Management Inc. et al. on February 13, 1996 with respect to Flowers Industries, Inc.

     SEC 1745 (2/92)              Page 8 of 9 pages
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